SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-9
   Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the
                          Securities Exchange Act of
                                     1934

                    BALCOR/COLONIAL STORAGE INCOME FUND-85
                           (Name of Subject Company)

                    BALCOR/COLONIAL STORAGE INCOME FUND-85
                     (Name of Person(s) Filing Statement)

                         Limited Partnership Interests
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

           Thomas E. Meador                        James R. Pruett
               Chairman                               President
          The Balcor Company                  Colonial Storage 85, Inc.
    Bannockburn Lake Office Plaza            4381 Green Oaks Blvd. West,
    2355 Waukegan Road, Suite A200                    Suite 100
     Bannockburn, Illinois 60015               Arlington, Texas 76016
            (847) 267-1600                         (817) 561-0100

     (Name, Address and Telephone           (Name, Address and Telephone
     Number of Person Authorized to         Number of Person Authorized to
     Receive Notice and                     Receive Notice and
     Communications on Behalf of the        Communications on Behalf of the
     Person(s) Filing Statement)            Person(s) Filing Statement)


                                   Copy To:

                           Michael P. Morrison, Esq.
                               Hopkins & Sutter
                    Three First National Plaza, Suite 4100
                            Chicago, Illinois 60602
                                (312) 558-6600

Item 1.   Security and Subject Company

     The name of the subject partnership is Balcor/Colonial Storage Income Fund-85, an Illinois limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 2355 Waukegan Road, Suite A200, Bannockburn, Illinois 60015. The Partnership's general partners are Balcor Storage Partners-85, an Illinois partnership (the "Balcor General Partner") and Colonial Storage 85, Inc., a Texas corporation (the "Colonial General Partner," and together with the Balcor General Partner the "General Partners"). The title of the class of equity securities to which this statement relates is the Partnership's limited partnership interests (the "Units"). (The holder of any Unit is hereinafter referred to as a "Limited Partner".)

Item 2.   Tender Offer of the Bidder

     This statement relates to the unsolicited tender offer by Public Storage, Inc., a California corporation ("Public Storage), to purchase up to 25% (but not more than 25%) of the Units at a purchase price of $210 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 1996 (the "Offer to Purchase"), and the related letter of transmittal (which together constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on
Schedule 14D-1 dated August 29,1996 as filed with the Securities and Exchange Commission (the "Commission"). The Offer to Purchase states that the address of the principal executive office of Public Storage is 701 Western Avenue, Suite 200, Glendale, California 91201-2397.

Item 3.   Identity and Background

     (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

     (b)(1) The Partnership and its affiliates have the following material contracts, agreements, arrangements and understandings and actual or potential conflicts of interest with the Partnership, the General Partners and their affiliates:

     The General Partners each own a nominal interest in the Partnership and, subject to certain preferential rights of the Limited Partners, the General Partners are entitled to eight percent of net cash flow resulting from the operations of the Partnership's properties, 1% as their distributive share and the remaining 7% as a partnership incentive management fee. In addition, also subject to certain preferential rights of the Limited Partners, the General Partners are entitled to a certain percentage of the net cash proceeds realized by the Partnership from the sale or refinancing of the Partnership's properties and may be entitled to commissions arising from any property sales. The preferential rights of the Limited Partners subordinate the General Partners' rights to receive such distributions to the receipt by the Limited Partners of an agreed upon rate of return. Because the Limited Partners received distributions from Partnership operations for the twelve-month period ended March 31, 1996 equal to 10% of their adjusted original capital,the General Partners were paid $545,167 for that period. If the Partnership continues to make distributions to Limited Partners at a rate of at least 10% per annum, the General Partners will be entitled to receive additional amounts in the future.

     The General Partners are reimbursed by the Partnership for certain administrative expenses incurred by the General Partners in connection with their management of the Partnership's business. The Colonial General Partner and an affiliate of the Balcor General Partner, The Balcor Company (the "Company"), each fund certain other administrative expenses of the General Partners that are not reimbursed by the Partnership.

     An affiliate of the Colonial General Partner ("Colonial Affiliate") has entered into a property management and leasing agreement with respect to the properties owned by the Partnership (the "Property Management Agreement", a copy of which is attached hereto as Exhibit (c)(1)). The Property Management Agreement provides for monthly fees to be paid to the Colonial Affiliate in an amount generally equal to 6% of gross revenues, provided that half of such fee is to be subordinated to certain distributions to the Limited Partners. Due to the Limited Partners' receipt of distributions from Partnership operations for the twelve-month period ended March 31, 1996 equal to 10% on adjusted original capital, the full 6% management fee, or $659,916, was paid for that period.
The Property Management Agreement is terminable (i) at the option of the Partnership upon 60 days' prior written notice to the Colonial Affiliate, (ii) at the option of the Colonial Affiliate upon 270 days' prior written notice to the Partnership and (iii) automatically upon the withdrawal of the Colonial General Partner as a general or limited partner of the Partnership.

     (b)(2) The Partnership and its affiliates have the following material contracts, agreements, arrangements and understandings and actual or potential conflicts of interest with Public Storage, or its affiliates:

     The ownership of a substantial number of Units by any person presents a potential conflict of interest between such person on the one hand and the General Partners and any non-tendering Limited Partners on the other hand. Public Storage currently owns 9.3% of all Units. Moreover, if the transactions contemplated in the Offer were to be consummated, Public Storage could own up to 34.3% of all Units. The ownership of a large block of Units by Public Storage would enable Public Storage to significantly influence decisions of the Partnership with respect to certain Partnership matters. Holders of a majority of the outstanding Units are entitled to vote to take any of the following actions: (i) remove the General Partners; (ii) elect or approve of a successor to any removed or withdrawn General Partners; (iii) dissolve the Partnership; and (iv) amend the Partnership's partnership agreement. In order to amend certain provisions of the Partnership's partnership agreement approval by the General Partners as well as an affirmative vote by the holders of a majority of the outstanding Units is required. Similarly, the consent of the General Partners and an affirmative vote by the holders of a majority of the outstanding Units is required to sell all or substantially all of the assets of the Partnership in a single transaction or a series of related transactions. Limited Partners holding more than 10% of the Units are entitled to call a meeting at which these matters may be submitted to a vote of the Limited Partners. Therefore, such ownership by Public Storage may increase the likelihood that any one or more of these actions may or may not be taken by the Partnership. Such actions may conflict with the General Partners' intentions and/or any non-tendering Limited Partner's desires with respect to these Partnership matters.

     Since the principal business of Public Storage is the ownership and management of self-storage properties which compete with the Partnership's properties in certain markets, the potential conflict of interest described in the paragraph above may be magnified. In both informal and written communications with the General Partners, Public Storage has expressed particular interest in the management of the Partnership's properties. Public Storage's interest in managing the properties may not be in the best interest of the General Partners or non-tendering Limited Partners.

     If either of the General Partners are removed as General Partner by the Limited Partners at some future date, such removal may adversely impact the employment needs of the Colonial General Partner and/or the Company.

     Except as set forth in (b)(1) and (b)(2) above, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Partnership or any of its affiliates and: (i) the General Partners, their respective executive officers, directors, or affiliates; or (ii) Public Storage, or its executive officers, directors or affiliates.

Item 4.   The Solicitation and Recommendation

     (a) The General Partners are expressing no opinion and are remaining neutral with respect to the Offer.

     (b) The General Partners believe that the decision of whether or not a Limited Partner should accept the Offer depends on a number of factors, including the following, which should be considered in connection with such Limited Partner's individual circumstances:

          (i) The General Partners have been operating the Partnership's properties so as to maximize cash flow and to provide the Limited Partners with regular quarterly cash distributions. The Partnership made a second quarter distribution to Limited Partners of $6.25 per Unit, representing an annualized return to Limited Partners of 10% on their adjusted original capital investment. Due to consistent improvement in the operating performance of the properties, the Partnership has increased its quarterly distribution by $1.62 per Unit (35%) since January 1994.

          (ii) In light of improvements in the capital markets, the Partnership recently disseminated information on its properties to several institutional investors that own mini-warehouse facilities, inviting them to submit bids by September 30, 1996. There is no assurance that response bids will be received, or if received, will be at prices acceptable to the General Partners. If the General Partners receive acceptable firm offers, then the General Partners will solicit proxies for the necessary Limited Partner approval for a sale.

          (iii) Valuation Counselors Group and Darby & Associates, Joint Venture ("Darby") has estimated that as of December 31, 1995 the value of a Unit was $289, based upon an estimate of the present value of the Partnership's future Operating Cash Flows and the Sale Proceeds from the sale of the Partnership's assets at year-end 2000, adjusted for (A) the current assets and current liabilities of the Partnership, (B) the present value of the Partnership's administrative costs, including management fees, and (C) the anticipated costs of dissolution and termination of the Partnership. The valuation does not represent the amount a Limited Partner would receive if the Partnership were to liquidate its remaining properties in the near future. It is important to note that the Darby valuation may be affected by an acceleration in the liquidation of Partnership properties, changing market conditions, economic factors, interest rates and unforeseen events.

          The General Partners believe that the Limited Partners may find certain additional information contained in the valuation report provided to the Partnership by Darby useful in evaluating the Offer. Therefore, a copy of such report is attached hereto as Exhibit (c)(3).

          (iv) Public Storage's offering price of $210 is below the range of prices at which Units have been sold in recent secondary market trades. According to the most recent issue of Partnership Spectrum (July/August 1996), trading prices for the Units ranged from $219 to $245 during the 60 day period ended June 30, 1996. These prices do not reflect any commissions payable by the sellers to third parties and, therefore, the actual proceeds received by a seller may be reduced accordingly. Due in part to the inefficiency of these secondary markets, there can be no assurances that future secondary trades will occur or result in similar prices.

          (v) Public Storage arrived at its offering price in part by deducting $5,740,000 in deferred amounts payable to the General Partners and property manager from Public Storage's estimated value of the operating facilities. The Partnership Agreement, however, provides that deferred amounts are to be paid to General Partners and the property manager out of sales proceeds only if and when Limited Partners have received an amount equal to their adjusted original capital plus a specified return on their investment. Therefore, it was not appropriate for Public Storage to assume the payment to the General Partners and property manager of such deferred amounts.

          (vi) For Limited Partners who desire immediate cash, Public Storage's offer provides an opportunity to liquidate their investment in the Partnership.


Item 5.   Persons Retained, Employed or to Be Compensated

     The Partnership has retained Darby on an on-going basis to provide an annual valuation of the Units. The Partnership paid Darby a fee of $17,500 plus out-of-pocket expenses of $655 for their December 31, 1995 valuation. None of the Partnership, the General Partners, or any person acting on behalf of any of them has retained any other person to make solicitations or recommendations to holders of Units in connection with the Offer.

Item 6.   Recent Transactions and Intent with Respect to Securities

     (a) To the best of the General Partners' knowledge, no transactions in the Units have been effected during the past 60 days by the Partnership, the General Partners or any partner, executive officer, director, affiliate or subsidiary of either such entity.

     (b) To the best of the General Partners' knowledge, none of the Partnership, the General Partners, the Company or any partner, executive officer, director, affiliate or subsidiary of each such entity presently intends to tender any Units that are held of record or beneficially owned by such persons pursuant to the Offer.

Item 7.   Certain Negotiations and Transactions by the Subject Company

     (a) No negotiations are being undertaken or are underway by the Partnership in response to the Offer which relate to or would result in: (1) an extraordinary transaction such as a merger or reorganization involving the Partnership or any affiliate controlled by the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any affiliate controlled by the Partnership; (3) a tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or distribution policy of the Partnership.

     (b) There are no transactions, General Partner resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a).

Item 8.   Additional Information to be Furnished

     Taxable Limited Partners. Limited Partners that are not exempt from Federal income tax ("Taxable Limited Partners") will recognize gain on the sale of a Unit pursuant to the Offer to the extent that the amount realized exceeds the Limited Partner's adjusted tax basis in such Unit. Notably, any gain realized by a Taxable Limited Partner may possibly be offset by losses from other "passive activities" under the passive loss rules of Section 469 of the Internal Revenue Code of 1986, as amended (the "Code"). In the event a Taxable Limited Partner realizes a loss on disposition, such loss may be deductible only to the extent permitted under the passive loss rules and other applicable limitations. If a Taxable Limited Partner sells all Units (and such Units have not been aggregated for purposes of the passive loss rules with activities not currently being sold), loss recognized on the sale should be deductible by such Taxable Limited Partner against non-passive income, subject to any other applicable limitations (including capital loss limitations).

     Limited Partners should consider the possibility of legislative changes in the taxation of capital gains and losses, as well as other tax law changes, in evaluating the Offer. In addition, other considerations could affect your tax liability, including, but not limited to, alternative minimum taxes and state income taxes.

     Tax-exempt Limited Partners. Limited Partners that are generally exempt from Federal income taxation (such as qualified profit-sharing, pensions, and other retirement trusts; bank commingled trust funds for such trusts; individual retirement accounts (IRAs), HR-10 (Keogh) Plans, and plans for self-employed individuals; government pension and retirement trusts; and certain religious, charitable, scientific, literary and educational corporations, funds and foundations (the "Tax-exempt Limited Partners")) will generally not be taxable on a sale of Units pursuant to the Offer. However, in order to avoid tax on the sale, certain entities exempt under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code (such as social clubs and voluntary employee benefit associations, Supplemental Unemployment Benefit Trusts and group legal services plans) must set aside or reserve the income from the sale for purposes related to their tax-exempt status, as described in
Section 512(a)(3) of the Code. In addition, to the extent the Units of a Tax-exempt Limited Partner are considered debt-financed property as a result of borrowing by such Partner, all or part of the gain from the sale of the Units may be taxable as unrelated business taxable income (although certain educational organizations, qualified trusts under Section 401 of the Code, and title-holding companies may be excepted from taxation under Section 514(c)(9) of the Code). Also, a Tax-exempt Limited Partner would be taxable on a sale of Units in the unlikely event the Units are considered includible in inventory of the Partner or held primarily for sale to customers in the ordinary course of business.

Item 9.   Material to be Filed as Exhibits

          (a)(1)    Letter to Investors, dated September 9, 1996.

          (c)(1)    Management Agreement

          (c)(2)    Darby Valuation Report.

     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 9, 1996     BALCOR/COLONIAL STORAGE INCOME FUND-85

                                   By:  Balcor Storage Partners-85, a general
                                        partner

                                   By:  The Balcor Company, a partner


                                   By:  /s/Thomas E. Meador
                                        ------------------------------
                                        Thomas E. Meador, Chairman


                                   By:  Colonial Storage 85, Inc., a general
                                        partner


                                   By:  /s/James R. Pruett
                                        -----------------------------
                                        James R. Pruett, President